SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFS – Departamento de Administração do Capital Social
DFSI – Divisão de Relações com Investidores invest@eletrobras.com.br
www.eletrobras.com

Marketletter – June 2011	Analysis of the Result of the Consolidated

ELETROBRAS’ PERFORMANCE IN THE SECOND QUARTER OF 2011

Eletrobras, in the first half 2011, had a net income of R$ 1,611.2 million, equivalent to R$ 1.42 per share, 2.3% higher than in 2010, when a net income of R$ 1,575.3 million, equivalent R$ 1.39 per share was announced.

Eletrobras, in the second quarter 2011, had a net income of R$ 326.6 million, equivalent to R$ 0.29 per share, 76.9% lower than in 2010, when a net income of R$ 1,411.8 million, equivalent R$ 1.25 per share was announced. The result of the second quarter of 2011 is due to the recording of some non-recurring variables, shown below, in section 1.1.

The analysis of the items in the Income Statement of the Eletrobras companies is being presented in the Appendix of the Analysis Marketletter, immediately following the statement of income of each company.

1. Analysis of Consolidated Results

1.1 Variation in the second quarter

	03/31/2011	04/01/2011 a 06/30/2011	06/30/2011
Eletric Power Operations	8,852	7,017	15,869
(-) Regulatory charges	(398)	(418)	(816)
(-) ICMS tax	(252)	(259)	(511)
(-) Energy purchased for resale	(932)	(786)	(1,718)
(-) Fuel for electricity production	(139)	(124)	(263)
(-) Usage of the electric grid	(341)	(327)	(668)
(-) Remuneration and Reimbursement	(296)	(300)	(596)
(-) Personnel, Material and Services	(1,713)	(1,946)	(3,659)
(-) Construction	(578)	(799)	(1,377)
(-) Depreciation and amortization	(425)	(408)	(833)
	3,778	1,649	5,427
Shareholdings	164	225	389
PASEP and COFINS	(476)	(474)	(950)
Operating provisions	(318)	(624)	(942)
	3,148	776	3,924
Interest income	161	164	325
Monetary and exchange variation	(158)	(247)	(405)
Debt charges	(409)	(559)	(968)
Other financial results	129	(45)	84
Income Tax and Social Contribution	(579)	98	(481)
	2,292	187	2,479
Others Results*	(1,003)	160	(843)
Net Income	1,289	347	1,636
Minority Shareholders	(4)	(21)	(25)
Consolidated net income	1,285	326	1,611

The result of the second quarter of 2011, compared to the first quarter of 2011 shows a decrease of R$ 959, mainly due to:

The reduction observed in Electric Power operations was due mainly to the negative result of R$ 676 million on the price indexes that correct the balance arising from the sale of electricity from Itaipu Binational, represented by Right to Reimbursement line item, shown in section 2.3A, below; reduction of R$ 324 million in power sales, mainly due to the recalculation of the settlements within the Câmara de Comercialização de Energia Elétrica (Energy Trading Chamber) - CCEE, the short-term market, reduction of R$ 115 million on upgrading the transmission rate of return, due to the adjustment of the transmission financial.

Personnel, Material and Others presented, in the second quarter, an increase of R$ 233 million, mainly due to payment of Profit Sharing, which occurred in June 2011.

2

Marketletter – June 2011	Analysis of the Result of the Consolidated

Operating provisions increased, in the second quarter, mainly due to the impairment of Simplício and Batalha plants of Furnas, in the amount of R$ 409 million and provision for contingencies at Balbina plant of Eletronorte, in the amount of R$ 120 million.

Debt charges presented in the second quarter of 2011 an increase of R$ 150 million, due to the increased volume of financing of the projects under construction and Foreign Exchange rates recorded a loss of R$ 690 million in the second quarter of 2011, against R$ 286 million recorded in the first quarter of this year, representing an increase of spending of R$ 404 million.

The variation in the Other Income line item primarily reflects the income to offset in Itaipu.

1.2 Consolidated Financial Statements

	2nd Quarter 2011 (R$ million)	2nd Quarter 2010 (R$ million)	Variation	1st Half 2011 (R$ million)	1st Half 2010 (R$ million)	Variation
Net Operating Income	5,703.46	6,452.62	-11.6%	13,592.27	12,075.93	12.6%
Personnel Materials and Services	1,946.48	1,692.88	15.0%	3,659.13	3,238.30	13.0%
Depreciation	407.73	394.04	3.5%	832.86	786.00	6.0%
Other costs	2,800.00	3,376.33	-17.1%	6,407.42	6,256,20	2.4%
EBITDA	1,345.53	2,157.36	-37.6%	3,914.27	2,887.37	35.6%
Financing Payable¹	33,705.67	18,135.59	85.9%	33,705.67	18,135.59	85.9%
Cash²	8,937.30	13,152.01	-32.0%	8,937.30	13.152,01	-32.0%
Net Debt²	24,768.38	4,983.58	397.0%	24,768.38	4,983.58	397.0%
Stockholders Equity (SE)²	76,278.31	78,049.40	-2.3%	76,278.31	78,049.40	-2.3%
Net Income	326.63	1,411.80	-76.9%	1,611.19	1,575.7	2.3%
Net Income / Stockholders Equity	0.4%	1,2%	-0,8 p.p.	2.1%	2.0%	0,1 p.p.
PMS/Net Operating Income	34.1%	26,2%	7.9 p.p.	26.9%	26.8%	0,1 p.p.
Net Debt/ EBITDA	25.9	3.6	618.5%	7.0	1.9	263.9%
EBITDA Margin	16.8%	21,4%	-4.7 p.p.	25.9%	21.4%	4.6 p.p.
¹ The value contains part of the debt of Itaipu with third parties
² The values on 06/30/2010 are as disclosed by the time
p.p. – percentage points

Energy Sold in First Half 2011- TWh

In terms of evolution of the energy market, the Eletrobras companies, in the first half of 2011, sold 129.3 TWh of energy, as compared to 125.6 TWh traded in the first half of 2010, representing an increase of 2.9%.

1.3 EBITDA Evolution of Subsidiary Companies

The EBITDA of Eletrobras Subsidiaries, as shown below, in the first half of 2011 was R$ 2,812 million, representing a decrease of 7.9% compared to the same period last year.

Excluding the extraordinary effects relating to the Impairment recorded by Furnas and the Provision of the Balbina Power Plant (Eletronorte), these two companies showed, respectively, EBITDA of R$ 899 million and R$ 741 million, with the consequent increase in the EBITDA margin from 14% to 25%, in the case of Furnas, and from 26% to 31% for Eletronorte. The sum of the EBITDA of subsidiaries, increased from R$ 2,812 million to R$ 3,342 million, 9.5% higher than the value recorded in the first half of 2010.

3

Marketletter – June 2011	Analysis of the Result of the Consolidated

EBITDA	2011	2010	%
Furnas	490	844	-42.0%
Chesf	1,149	1,268	-9.4%
Eletronorte	621	442	40.4%
Eletrosul	120	184	-35.0%
CGTEE	130	(41)	413.2%
EletroNuclear	463	408	13.4%
SubTotal	2,971	3,104	-4.3%
Distribution Companies	(159)	(51)	-212.7%
Total	2,812	3,053	-7.9%
EBITDA Margin	2011	2010	%
Furnas	14%	27%	-48%
Chesf	44%	51%	-14%
Eletronorte	26%	19%	37.1%
Eletrosul	26%	39%	-34%
CGTEE	50%	47%	6.9%
EletroNuclear	49%	-39%	225%
SubTotal	29%	45%	-35%	EBITDA is calculated by adding the net profit for the period, income taxes, the financial income and depreciation and amortization.
Distribution Companies	-8%	-3%	-197%
Total	23%	35%	-34%
				2. Analysis of the Results of the Parent Company

2.1. Eletrobras Shareholdings

The recording of the results of companies invested in by Eletrobras positively impacted the Company's results in 2011 in the amount of R$ 1,268.6 million, resulting from the evaluation of corporate investments. This figure represented a decrease of -27.1% as compared to the amount of R$ 1,739.9 million for the same period last year, highlighting the result of the equity of our subsidiaries that grew by 39.8% from R$ 190.2 million in 2010 to R$ 265.9 million in 2011, as shown below:

4

Marketletter – June 2011	Analysis of the Result of the Consolidated

	PARENT COMPANY
	06/30/2011	06/30/2010
Investments in subsidiaries
Equity Account	915,580	1,467,112
Income from capital - ITAIPU	30,664	32,686
	946,244	1,499,797
Investments in affiliates
Equity Account	265,862	219,465
Other investments	56,461	49,954
TOTAL	1,268,567	1,769,217

2.2 Financial Results

The financial result positively impacted, in the first quarter of 2011, the end result of Eletrobras, in R$ 266.3 million, 82.9% lower than the result obtained in the same period last year, when it recorded a profit of R$ 1,555.9 million, primarily due to:

Revenue from commissions and interest rates declined by 23.5% from R$ 1,109.5 million in 2010 to R$ 848.8 million in 2011, mainly due to the capitalization of Eletronuclear (subsidiary) debts, as recorded in December 2010.

The devaluation of the U.S. dollar against the real and the fact that Eletrobras holds a significant portion of its receivables (net of liabilities) - R$ million 6,572.2 (US$ 4,213.2 million) - indexed to the foreign currency, produced a negative result in the company in the first half of 2011. This year Eletrobras recorded a net expense of R$ 634.9 million due to exchange rate variation, while in the first half of last year, it had a net gain of R$ 358 million, resulting from currency fluctuations. In comparative terms, the first half of 2011, showed a negative effect of R$ 992.9 million, compared to the same period in 2010.

Regarding monetary variations resulting from internal price levels in 2010, the Company registered a gain of R$ 354.5 million. In 2010 a gain of R$ 341.2 million was obtained, as shown below:

	PARENT COMPANY
	06/30/2011	06/30/2010
FINANCIAL RESULT
Financial Revenues
Interest income, commissions and fees	848,805	1,109,524
Income from financial investments	750,522	561,261
Arrears surcharge on electricity	9,198	0
Monetary restatement	354,532	341,187
Asset Currency Adjustment	0	357,987
Other financial income	0	105,734

Financial Expenses
Debt Charges	-317,405	-329,512
Leasing charges	0	0
Charges on shareholders' funds	-650,903	-590,308
Exchange updates	-634,907	0
Other financial expenseS	-93,496	0
	266,346	1,555,873

The main indexes of the loan and transfers showed variations in the following periods:

Evolution of the IGP-M index and the US Dollar

5

Marketletter – June 2011	Analysis of the Result of the Consolidated

2.3 Sale of electricity by Parent Company

a. Itaipu

Law 10,438 of April 26th, 2002, assigned the Company the responsibility for the purchase of all the energy produced by Itaipu Binational to be consumed in Brazil, becoming the trader of this energy.

Thus, the equivalent of 34,310 GWh were traded in the second quarter of 2011. The purchase rate practiced by Itaipu was US$ 22.6/kW and the pass through rate (sale) was US$ 24.88/KW.

The proceeds from the sale of electricity from Itaipu, pursuant to Decree 4550 of December 27th of 2002, subject to the amendments introduced by Decree 6265 of November 22nd of 2007, have the following allotment:

a) if positive, it shall be allocated proportionally to individual consumption, as bonus credits in consumer energy bills of the National Interconnected System, members of the residential and rural classes, with monthly consumption below 350 kWh;

b) if negative, it shall be incorporated by ANEEL in the calculation of the pass through tariff of the power contracted in the year subsequent to the negative result.

This trading operation does not impact the Company’s results. However, under current rules, the positive result represents an unconditional receivable right to receive a negative and effective obligation.

In the second quarter of 2011, the activity had a surplus of R$ 128 million, and the consequent obligation was included in the "Reimbursement Obligation" line item.

Values from the Itaipu power trading

Under Law 11.480/2007 the adjustment factor of the financing contracts signed with Itaipu were removed, as well as for the credit assignment contracts with the National Treasury, as of 2007. The Company was granted the maintenance of its full flow of revenues.

As a result of the above, Decree 6265 of November 22nd, 2007 was passed, aiming to regulate the trading of energy from Itaipu Binational, defining the differential to be applied to the rate pass-through tariff, creating an asset concerning part on the annual differential found, equivalent to annual adjustment factor withdrawn from the financings, to be included annually in the pass-through tariff, as of 2008.

Thus, as of 2008, the differential resulting from the removal of the annual readjustment factor was included in the pass through tariff of the power coming from Itaipu. These amounts are determined annually through a decree from the Ministries of Finance and Mines and Energy. In the 2010 pass through tariff, the amount of US$ 215 million, which will be received by the Company, through billing of consumers, was established by ordinance approved MME/MF 398/2008.

The balance resulting from the sale of electricity from Itaipu Binational, represented by the Right to Reimbursement line item shown on the Non-Current Assets amounted to R$ 3,238.9 million on June 30, 2011, equivalent to US$ 2,074.8 million (December 31, 2010 – R$ 1,911.0 million, equivalent to US$ 1,146.9 million), of which R$ 1,901.9 million, equivalent to US$ 1,218.3 million, will be transferred to the National Treasury by 2023, representing reimbursement

6

Marketletter – June 2011	Analysis of the Result of the Consolidated

obligations. Such amounts will be paid by the inclusion, in the pass through tariff established until 2023, not conditioned to future events.

2011	1st Q	2nd Q	1st Half
Revenue originally from Right to Reimbursement	1,483.2	-88.2	1,395.0
Expenditure from the Refund Obligations	- 870.9	27.6	-843.3
Revenue of:	612.3	-60.6	551.7

b. Trading of electric energy – PROINFA

Trading transactions of power within the PROINFA project resulted in a positive net income in the second quarter of 2011, from R$ 170.5 million (December 31, 2010 – R$ 97.8 million positive), producing no effect on net income of company. This amount was included in the Reimbursement Obligations line item.

3. Provisions

3.1 Operating Provisions

	PARENT		CONSOLIDATED
	06/30/2011	06/30/2010	06/30/2011	06/30/2010
Guarantees	19,133	-	19,133	-
Contingencies	-13,590	54,852	254,260	237,211
PCLD - Customers and Resellers	53,845	10,912	320,430	247,387
PCLD - Financing and Loans	-	-	-	-
PCLD – Credits from ICMS tax	-	-	2,382	10,656
Losses on AFAC's	2,951	128,160	-	-
Unfunded liabilities in subsidiaries	92,071	159,730	-	-
Losses on Investments	-	873,943	-	873,943
Impairment	-	409,000	-	-
Others	28,516	-13,281	-63,326	14,519
	182,926	1,214,316	941,879	1,383,716

3.2 Provisions for Legal Liabilities linked to legal proceedings

At the closing date of the financial statements, the Company had the following provisions for contingent liabilities by nature:

	PARENT COMPANY		CONSOLIDATED
	06/30/2011	06/30/2010	06/30/2011	06/30/2010
CURRENT
Labor	-	-	96,295	80,355
Taxes	-	-	103,586	105,013
Civil	-	-	91,193	63,368
Others	-	-	34,574	8,844
	-	-	325,648	257,580
NON-CURRENT
Labor	6,130	6,130	811,900	814,248
Taxes	-	-	156,626	177,294
Civil	1,270,846	1,284,437	2,869,214	2,672,024
Others	-	-	349,964	237,723
	1,276,976	1,290,567	4,187,703	3,901,289

	1,276,976	1,290,567	4,513,351	4,158,869

4. Portfolio of Receivable Loans and Financing

4.1 - Loans and Financing Granted

By the end of this period of 2011 the Company had 811 granted loans (813 on December 31st,2010), totaling R$ 24,215,238 (R$ 24,761,922 at December 31st, 2010), as shown below:

	Parent Company
Currency	US$ thousand	%	R$ thousand
US$ Dollar	7,203,546	48.77	11,245,455
IGP-M index	422,874	2.75	660,148
Real	7,594,728	46.44	11,856,129
Yen	229,294	1.55	357,951
EURO	61,210	0.49	95,555
Total	15,511,650	100.00	24,215,238

The long-term share of loans and loans from ordinary capital resources and industry, including transfers, have different due dates, as shown below:

	2012	2013	2014	2015	2016	After 2016	Total
Parent	731,367	1,324,465	1,553,076	1,154,805	977,085	15,631,177	21,371,976
Consolidated	257,536	466,383	546,883	406,641	344,060	5,504,193	7,525,695

7

Marketletter – June 2011	Analysis of the Result of the Consolidated

4.2 – Financing Payable

The Company ended this quarter with 14 contract liabilities, including loans, financing and bonds, totaling R$ 5,121,735 (R$ 5,546,687 million at December 31, 2010), as shown below:

	Parent Company			Consolidated
Currency	US$ thousand (equivalents)%		R$ thousand	US$ thousand (equivalents)%		R$ thousand
US$ dollar	3,027,897	92.29	4,726,849	8,009,616	96.94	12,503,889
EURO	61,216	1.87	95,564	61,216	0.74	95,565
YEN	191,738	5.84	299,322	191,738	2.32	299,322
Total	3,280,850	100.00	5,121,735	8,262,569	100.00	12,898,776

The long-term portion of loans and financing denominated in thousands of U.S. dollars, have the following maturities:

	2012	2013	2014	2015	2016	After 2016	Total
Parent	133,391	245,550	281,981	516,520	203,069	7,074,485	8,454,996
Consolidated	316,257	582,175	668,551	1,224,620	481,458	16,772,932	20,045,993

8

Marketletter – June 2011

Balance Sheet for the period ended on
(R$ thousand)

	Parent Company		Consolidated
Assets	06/30/11	12/31/10	06/30/11	12/31/10
Current Assets
Cash and cash equivalents	5,197,770	5,598,702	8,937,297	9,220,169
Restricted cash	2,395,823	2,058,218	2,395,823	2,058,218
Marketable securities	2,458,079	5,811,767	3,349,968	6,774,073
Accounts receivable	355,985	428,633	3,155,773	3,651,295
Financial asset of concession contracts	-	-	1,062,347	726,507
Itaipu financial asset	370,143	413,423	889,869	997,015
Loans and financing	2,843,262	2,644,139	1,368,727	1,359,269
Fuel consumption account - CCC	1,608,940	1,428,256	3,091,629	3,041,484
Investment remuneration	1,663,089	684,073	209,900	178,604
Fiscal assets defered	1,774,148	1,370,133	2,471,570	1,825,905
Compensation rights	-	-	372,096	324,451
Sundry debts	294,878	173,255	760,834	478,367
Stored materials	700	607	354,696	378,637
Nuclear fuel inventories	-	-	297,972	297,972
Prepaid charges	-	-	62,825	40,418
Financial instruments	-	-	310,172	283,220
Other	149,112	228,149	1,273,055	805,631
	19,111,929	20,839,355	30,364,553	32,441,235
Non-Current Assets
Loans and financing	21,371,976	22,117,783	7,525,695	8,300,171
Accounts receivable	-	-	2,084,401	1,834,927
Marketable securities	774,985	761,750	829,014	769,905
Nuclear fuel inventories	-	-	808,118	799,556
Financial asset of concession contracts	-	-	25,493,946	24,995,626
Itaipu financial asset	1,340,781	824,574	14,992,227	15,648,086
Fiscal assets deferred	1,582,550	1,835,272	4,298,732	4,338,682
Guarantees and associated deposits	533,512	562,665	1,900,864	1,750,678
Fuel consumption account - CCC	713,726	785,327	1,113,495	1,156,926
Financial instruments	-	-	249,981	297,020
Other	213,066	199,908	713,260	889,930
	26,530,596	27,087,279	60,009,733	60,781,507
Advances for shareholding participation	6,487,932	5,548,884	95,988	7,141
	33,018,528	32,636,163	60,105,721	60,788,648
Investments	51,296,485	52,035,980	4,781,341	4,724,647
Property, plant and equipment	112,015	101,848	48,879,912	46,682,498
Intangible
Concession contracts	-	-	680,660	932,509
Others	49,077	50,003	1,490,133	1,331,463
	51,457,577	52,187,831	55,832,046	53,671,117
Total Assets	103,588,034	105,663,349	146,302,320	146,901,000

9

Marketletter – June 2011

	Parent Company		Consolidated
Liabilities and Stockholders’ Equity	06/30/11	12/31/10	06/30/11	12/31/10
Current Liabilities
Loans and financing	263,409	275,908	2,411,872	1,868,465
Compulsory loan	15,620	16,191	15,620	16,925
Suppliers	252,102	365,965	4,694,222	5,165,765
Anticipated energy sales	298,996	302,100	343,588	341,462
Taxes payable	130,946	76,680	1,181,656	1,102,672
Fuel consumption account - CCC	2,945,056	2,579,546	2,945,056	2,579,546
Shareholders’ remuneration	214,808	3,340,024	257,571	3,424,520
Federal treasury credits	100,301	92,770	100,301	92,770
Estimated obligations	41,947	28,983	916,577	772,071
Reimbursement obligations	930,162	759,214	930,162	759,214
Employee postemployment benefits	7,516	-	341,171	330,828
Provision for contingencies	-	-	325,647	257,580
Fees as per regulations	-	-	636,120	584,240
Leasing	-	-	125,727	120,485
Financial instruments	-	-	297,020	237,209
Other	85,200	65,484	737,520	715,757
	5,286,063	7,902,865	16,259,831	18,369,509
Non-Current Liabilities
Loans and financing	13,199,094	13,429,818	31,293,800	31,269,971
Federal treasury credits	205,445	250,485	205,445	250,485
Compulsory loan	146,487	141,425	146,487	141,425
Taxes payable	-	-	1,252,521	1,217,649
Shareholders remuneration	5,944,575	5,601,077	5,944,575	5,601,077
Decommissioning obligations	-	-	386,442	375,968
Anticipated energy sale	-	-	902,349	928,653
Fuel consumption account - CCC	713,726	785,327	2,049,906	1,876,598
Provision for contingencies	1,276,977	1,290,567	4,187,704	3,901,289
Employee postemployment benefits	30,617	30,617	1,912,462	2,066,702
Provision for uncovered liabilities in subsidiaries	293,898	201,827	-	-
Leasing	-	-	1,771,261	1,694,547
Concessions to pay	-	-	1,129,302	834,215
Advances for future capital increase	136,741	5,173,856	136,741	5,173,856
Financial instruments	-	-	249,981	303,331
Other	308,386	551,371	2,195,203	2,365,315
	22,255,946	27,456,370	53,764,179	58,001,081
Stockholders’ Equity
Capital Stock	31,305,331	26,156,567	31,305,331	26,156,567
Capital reserve	26,048,342	26,048,342	26,048,342	26,048,342
Income reserve	16,599,503	16,804,851	16,599,503	16,804,851
Accumulated income	1,542,332	-	1,542,332	-
Equity valuation adjustment	231,296	163,335	231,296	163,335
Aditional propose dividend	-	753,201	-	753,201
Other comprehensive income	319,221	377,818	319,221	377,818
Participation of non-controlling shareholders	-	-	232,285	226,296
	76,046,025	70,304,114	76,278,310	70,530,410
Total Liabilities and Stockholders’ Equity	103,588,034	105,663,349	146,302,320	146,901,000

10

Marketletter – June 2011

Statement of Income for the period ended on June 30
(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Net Operating Revenues	1,486,961	603,045	13,592,265	12,075,932
Operating expenses
Personnel, material and services	236,190	191,883	3,659,132	3,238,295
Electricity purchased for resale	940,361	915,910	1,718,460	1,692,687
Fuel for electric power production	-	-	263,315	386,190
Use of basic transmission network	-	-	668,389	796,526
Remuneration and reimbursement	-	-	596,232	523,936
Depreciation and amortization	3,221	3,633	832,859	786,004
Operation and maintenance - distribution	-	-	56,031	38,900
Construction	-	-	1,376,515	1,217,557
Operation and maintenance - transmission	-	-	8,086	-
Operating provisions	182,926	746,288	941,879	915,688
Result from Itaipu to compensate	-	-	257,825	509,814
Donation and contribution	124,385	95,029	160,574	126,501
Other	41,448	58,391	360,118	48,396
	1,528,531	2,011,134	10,899,415	10,280,494
Operating result before financing result	(41,570)	(1,408,089)	2,692,850	1,795,438
Financing result
Financing revenues
Revenues from interest, commission and taxes	848,805	1,109,524	324,507	422,665
Revenues from financial applications	750,522	561,261	953,530	690,594
Electric energy accrued	9,198	-	176,063	137,299
Monetary corrections	354,532	341,187	284,716	278,139
Assets currency corrections	-	357,987	-	337,099
Other financial revenues	-	105,734	-	116,532
Financial expenses		-		-
Debt charges	(317,405)	(329,512)	(968,031)	(774,788)
Leasing charges	-	-	(184,811)	(166,224)
Shareholders resources charges	(650,903)	(590,308)	(757,674)	(614,924)
Liabilities currency corrections	(634,907)	-	(689,906)	-
Other financial expenses	(93,496)	-	(103,150)	-
	266,346	1,555,873	(964,756)	426,392
Result before participacions	224,776	147,784	1,728,094	2,221,830
Participations result	1,268,567	1,769,217	388,562	305,928
Result before Income tax and social contribution	1,493,343	1,917,001	2,116,656	2,527,758
Income tax	86,654	(251,233)	(342,702)	(702,676)
Social Contribution	31,196	(90,497)	(138,021)	(241,858)
Net income (loss) for the period	1,611,193	1,575,271	1,635,933	1,583,224
Part attributable to the controlling shareholders	1,611,193	1,575,271	1,611,193	1,575,271
Part attributable to the non-controlling shareholders	-	-	24,740	7,953
Net income (loss) per share	R$1.42	R$1.39

11

Marketletter – June 2011

Cash Flow for the period ended on June 30
(R$ thousand)

	Parent company		Consolidated
Operating Activities	2011	2010 (reclassified)	2011	2010 (reclassified)

Net income before income tax and social contribution	1,493,343	1,419,676	2,116,657	2,030,433
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	3,221	3,633	832,859	786,004
Net monetary/exchange variations	280,375	(699,174)	405,190	(615,238)
Financial charges	(703,452)	(1,447,007)	755,424	(426,078)
Current return- Transmission	-	-	(1,232,257)	(921,884)
Construction revenue	-	-	(119,095)	(1,934,107)
Equity method result	(1,268,567)	(1,739,920)	(388,564)	(276,631)
Provision for uncovered liabilities	92,071	(159,730)	-	(159,730)
Provision for credits of questionable liquidation	54,728	(15,377)	320,430	149,683
Provision for contingencies	(13,590)	(54,852)	254,260	126,410
Provision for impairment of assets	-	-	409,000	-
Provision for complementary securities	-	-		28,762
Provision for losses with investment and Future Capital Increase	95,022	269,973	-	269,973
Charges on RGR	172,052	161,691		280,391
Adjustment present value	-	-		13,531
Adjustment present value - leasing	-	-		166,224
Minority participation result	-	-		(7,953)
Financial charges on stockholders equity	650,903	590,308	757,674	614,924
Result from Itaipu to compensate	-	-	257,825	509,814
Loss/Income sales of assets	-	-		5,871
Financial instruments - derivatives	-	-		138,770
Other	273,549	4,072,267	447,363	4,000,610
	(363,687)	981,813	2,700,109	2,749,345
(Increases) decreases in operating assets
Restricted cash	(337,605)	(1,255,391)	(337,605)	(1,255,391)
Consumers and resellers	(65,505)	(184,710)	246,048	(2,242,918)
Marketable securities	3,340,453	(96,634)	3,424,104	(891,330)
Fuel consumption account - CCC	(109,083)	(288,563)	(6,714)	(497,459)
Reimbursement rights	-	1,481,687	(47,645)	1,210,299
Debtors	(121,623)	(157,219)	(282,467)	(233,278)
Stored materials	(93)	(229)	23,942	74,745
Expenses paid in advance		-	(22,407)	2,193
Financial asset of concession contracts		-	(834,160)	378,963
Itaipu financial assets	(472,927)	-	763,005	598,894
Others	152,625	5,248	(290,753)	(1,111,073)
	2,386,242	(495,812)	2,655,435	(4,526,510)
Increases (decreases) in operating liabilities
Compulsory loan	4,490	(43,274)	3,757	(42,540)
Suppliers	16,584	129,408	(471,543)	2,149,551
Anticipated energy sale	(3,104)	44,236	(24,178)	(373)
Fuel consumption account - CCC	163,464	19,913	538,818	(825,302)
Concession to paid		-	295,087	87,061
Leasing		-	81,956	114,656
Estimated obligations	12,964	(48,302)	144,506	19,529
Reimbursement obligations	170,948	229,081	170,948	229,081
Regulatory charges		-	51,880	(109,556)
Financial instruments		-	6,461	547,001
Others	(296,573)	189,288	(355,837)	2,971,818
	68,772	520,350	441,854	5,140,927
Resources from (applied in) operating activities	3,584,670	2,426,026	7,914,055	5,394,195
Payment of Financial Charges	(188,597)	(118,471)	(649,403)	(580,653)
Payment of Global Reversion Reserve (RGR) charges	(134,686)	(423,105)		(564,922)
Financial Charges receivable	580,263	532,450	93,189	543,289
Payment of Income Tax and Social Contributions	(422,229)	(79,874)		(405,108)
Judicial Deposits	(1,695)	-	(82,388)	(110,173)
	3,417,726	2,337,026	7,275,454	4,276,627
Financing Activities
Loans and financing obtained – long-term	4,701	22,595	1,153,250	719,434
Loans and financing paid	(567,497)	(169,313)	(878,304)	(434,109)
Shareholders remuneration - paid	(4,040,210)	(2,447,509)	(4,053,422)	(2,467,707)
Payment of refinancing of taxes and contributions (principal)	-	-	(46,584)	(46,526)
Compulsory loan and Global Reversion Reserve	492,308	491,108	(492,307)	491,108
Others	-	1,349,413	88,394	382,765
Resources from (applied in) financing activities	(4,110,698)	(753,706)	(4,228,974)	(1,355,036)
Investment Activities
Loans and financing - granted	(1,058,560)	(1,675,945)	5,744	(167,594)
Loans and financing - received	1,162,168	2,764,604	724,997	2,822,854
Received renegotiated energy credits	-	-	182,352	157,001
Acquisition of property, plant and equipment	(12,427)	(821)	(3,457,281)	(2,662,312)
Acquisition of intangible assets	-	-	(46,620)	(38,162)
Acquisition of financial assets - Transmission/Distribution	-	-	(5,650)	(103,512)
Acquisition/capital increase in corporate participations		(35,738)	(678,053)	(372,866)
Advance for future capital increase - concession	(812,901)	-	-	-
Received remuneration on investments in corporate partnerships	1,011,762	753,589	390,583	162,680
Others		735,093	(445,424)	1,016,682
Resources from (applied in) investment activities	290,042	2,540,782	(3,329,352)	814,770
Increase (reduction) in cash and cash equivalent	(402,930)	4,124,102	(282,872)	3,736,362
Cash and cash equivalent – beginning of period	5,598,702	5,373,159	9,220,169	8,275,533
Cash and cash equivalent – end of period	5,197,770	9,497,261	8,937,297	12,011,896
	(402,932)	4,124,102	(282,872)	3,736,362

12

Marketletter – June 2011

Capital structure

As at June 30, 2011 the capital of Eletrobras had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total
Total	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Gov.	552,968,382	50.87			832	0.00	552,969,214	40.88
BNDESPAR	180,757,950	16.63			18,691,102	7.04	199,449,052	14.75
BNDES	76,338,832	7.02			18,262,671	6.88	94,601,503	6.99
FND	45,621,589	4.20					45,621,589	3.37
FGHAB	1,000,000	0.09					1,000,000	0.07
Caixa Econ. Federal - CEF	8,701,564	0.80					8,701,564	0.64
FGI					8,750,000	3.30	8,750,000	0.65
FGO					468,600	0.18	468,600	0.03
Others	221,661,980	20.39	146,920	100.00	219,263,678	82.60	441,072,578	32.61
Under CBLC Custody	221,469,241	20.37	84,997	57.85	194,121,410	73.13	415,675,648	30.73
Residents	61,562,657	5.66	84,996	57.85	49,798,262	18.76	111,445,915	8.24
Non-residents	83,800,998	7.71	1	0.00	109,175,267	41.13	192,976,266	14.27
ADR Prog.	76,105,586	7.00			35,147,881	13.24	111,253,467	8.22
Others	192,739	0.02	61,923	42.15	25,142,268	9.47	25,396,930	1.88
Residents	153,499	0.01	61,896	42.13	25,138,266	9.47	25,353,661	1.87
Non-residents	39,240	0.00	27	0.02	4,002	0.00	43,269	0.00

14

Marketletter – June 2011

Eletrobras Shareholders

The amount of shareholders increased 0.7% between June 30 2010 and June 31 2011. There was a decrease of 10.53% of common shareholders and an increase of 7.39 % of preferred shareholders.

Between June 30 2010 and June 30 2011, there was an increase of 0.8% of resident shareholders. Concerning the non-resident shareholders, between June 30 2010 and June 30 2011 there was a decrease in share participation of 2.4%.

15

Marketletter – June 2011

Share performance analysis Shares Eletrobrás Preferred Shares - ELET6

During the first semester of 2011 Eletrobras’ preferred shares (ELET6) had a valuation of 5.1% closing at R$ 26.38. The maximum price achieved by those shares was R$ 29.81 on April 6. The lowest price registered was R$ 24.75 on January 28. The stated quotations are values ex-dividend.

Eletrobrás Common Shares - ELET3

During the first semester of 2011 Eletrobras’ common shares (ELET3) had a devaluation of 2.0% closing at R$ 20.89. The maximum price achieved by those shares was R$ 24.51 on April 6. The lowest price registered was R$ 20.15 on June 17. The stated quotations are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Index Number 03/31/2010 = 100 and ex-dividend quotations.

Financial Trading Volume (Daily Average) at the BM&FBOVESPA

ADR Programs

EBR-B – Eletrobras Preferred Shares

During the first semester of 2011 Eletrobras’ ADRs preferred shares had a valuation of 9.3% closing at U$ 17.14. The maximum price achieved by those shares was U$ 18.97 on April 8. The lowest price registered was U$ 12.66 on June 23. The stated quotations are values ex-dividend. The ADRs outstanding at the end of the semester were 35,147,881.

16

Marketletter – June 2011

EBR - Eletrobras Common Shares

During the first semester of 2011 Eletrobras’ ADRs common shares had a valuation of 2.3% closing at U$ 13.50. The maximum price achieved by those shares was U$ 15.64 in April. The lowest price registered was U$ 12.66 on June 23. The stated quotations are values ex-dividend. The ADRs outstanding at the end of the semester were 76,105,586.

Trading Volume (Daily Average) at the NYSE

Values in thousands of shares.

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

XELTO

During the first semester of 2011 Eletrobras’ Latibex common shares had a devaluation of 9.8% closing at € 9.12. The maximum price achieved by those shares was € 11.11 on April 8. The lowest price registered was € 8.90 on June 21.

XELTB

During the first semester of 2011 Eletrobras’ Latibex preferred shares had a devaluation of 5.4% closing at € 11.53. The maximum price achieved by those shares was € 14.8 on April 6. The lowest price registered was € 11.27 on June 23.

Trading Volume (Daily Average) at the Madrid Stock Exchange

Values in number of shares.

17

Marketletter – June 2011

Exchange rate performance between June 2010 and June 2011

Index Number 06/30/2011 = 100.

Number of employees – 06/30/11

Brasília

Composition of employees by tenure (years)	Employees	Others	Total
Up to 5	2	22	24
6 to 10	2	1	3
11 to 15	1	1	2
21 to 25	12		12
over 25	1		1
Total	18	24	42

Rio de Janeiro

Composition of employees by tenure (years)	Employees	Others	Total
Up to 5	515	95	610
6 to 10	181	46	227
11 to 15	18	21	39
16 to 20		7	7
21 to 25	198	7	205
over 25	167		167
Total	1,079	176	1,255

18

Marketletter – June 2011

Partnerships

SPC / Consortium	Enterprises	Eletrobras Participation (%)	Investment R$MM	Other Shareholders (%)	Installed Capacity MW	Assured Energy (MW average)	Beginning of construction	Beginning of Operation	End of concession
IGESA - Inambari Geração de Energia S.A. CHC - Centrales Hidroeléctricas de Centroamérica S.A. Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	UHE Inambari UHE Tumarin UEE Mangue Seco 2	49	103.95	Petrobras - 51.00%	26.00	12.08	dec/10	may/12	jun/45
Norte Energia S.A.	UHE Belo Monte	15	25,885.10	Eletronorte - 19.98% Chesf - 15.00% Petros - 10.00% Bolzano - 10.00% Vale - 9.00% Caixa FI CEVIX - 5.00% Queiroz Galvão - 2.51% OAS - 2.51% FUNCEF - 2.50% Galvão1.25% Mendes Junior - 1.25% Serveng - 1.25% Contern - 1.25% Cetenco - 1.25% J.Malucelli - 1.00% Sinobras - 1.00% J.Malucelli Energia - 0.25%	11,233.10	4,571.00	jun/11	feb/15	aug/45

The information related to the generation, transmission and distribution companies are in the Attachment.

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 23, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.